SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

CNL Growth Properties, Inc.

(Name of Subject Company)

CNL Growth Properties, Inc.

(Name of Person(s) Filing Statement)

Common Stock

(Title of Class of Securities)

12625D101

(CUSIP Number of Class of Securities)

Stephen H. Mauldin

Chief Executive Officer and President

450 South Orange Avenue

Orlando, Florida 32801

407-650-1000

Copy to:

Richard E. Baltz

Neil Goodman

Arnold & Porter, LLP

555 Twelfth Street NW

Washington, DC 20004-1202

(202) 942-5000

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

ITEM 1.	SUBJECT COMPANY INFORMATION.

The name of the subject company is CNL Growth Properties, Inc., a Maryland corporation (the “Company”). The address and telephone number of the principal executive offices of the Company are 450 South Orange Avenue, Orlando, Florida 32801, (407) 650-1000.

The class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is the Company’s common stock, $0.01 par value per share (the “Shares”). As of June 30, 2016 there were approximately 22,526,171.665 Shares issued and outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

This Schedule 14D-9 is being filed by the Company. The Company’s business address and telephone number are set forth in Item 1 above, which information is incorporated herein by reference.

This Schedule 14D-9 relates to the offer (the “Offer”) by Everest REIT Investors I, LLC (the “Bidder”) to purchase up to 1,100,000 Shares at a per Share purchase price equal to $7.00 per Share (the “Offer Price”) upon the terms and subject to the conditions set forth in the Bidder’s Offer to Purchase dated August 15, 2016 (the “Offer to Purchase”). The Offer is being made pursuant to the Offer to Purchase and a related Tender Offer Statement on Schedule TO, each of which documents was filed by the Bidder with the United States Securities and Exchange Commission (the “SEC”) on August 15, 2016 with the commencement of the Offer.

According to the Bidder’s Offer to Purchase and related Schedule TO, the Bidder’s address is 199 S. Los Robles Ave., Suite 200, Pasadena, CA 91101.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

As of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or actual or potential conflicts of interest between the Company or its affiliates and (i) the Bidder and its respective executive officers, directors or affiliates, or (ii) the Company’s executive officers, directors or affiliates, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in the sections entitled “Executive Compensation - Compensation of Independent Directors” and “Certain Relationships and Related Transactions” in the Company’s Proxy Statement filed with the SEC on June 17, 2016 (the “Proxy Statement”), which information is incorporated herein by reference. The Proxy Statement was previously sent to stockholders and is available free of charge on the SEC’s website at www.sec.gov or by writing to CNL Growth Properties, Inc., Attn.: Investor Relations, 450 South Orange Avenue, Orlando, Florida 32801.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

Solicitation or Recommendation

On August 24, 2016, the Board held a meeting with members of the Company’s management. After careful evaluation of the Offer and consultation with the Company’s management and outside advisors, the Board has determined, for the reasons set forth herein below, to recommend that the Company’s stockholders reject the Offer.

Reasons for the Recommendation

In making its determination, the Board (i) thoroughly and carefully reviewed and analyzed the terms and conditions of the Offer; (ii) consulted with the Company’s management and received advice from certain outside advisors; and (iii) evaluated various relevant and material factors in light of the Board’s knowledge of the Company’s business, financial condition, portfolio of assets, future prospects, and estimated net asset value per share in order to assess the adequacy of the terms and conditions of the Offer.

The following are the material factors considered by the Board in evaluating the Offer:

•	The Board believes that the Offer represents an opportunistic attempt by the Bidder to purchase the Shares at a low share price and make a profit and, as a result, deprive any Company stockholders who tender their Shares of the potential opportunity to realize the long-term value of their investment in the Company. The Company’s stockholders have approved a Plan of Dissolution pursuant to which the Company intends to, from time to time as favorable opportunities arise, dispose of all of its assets in exchange for cash, notes or such other assets as may be conveniently liquidated or distributed, which the Company expects to accomplish within 24 months. Although there can be no assurances as to the amount and timing of future distributions, the Company estimates that its net proceeds from liquidation, including the $2.35 per share distribution discussed below, could range between approximately $8.41 and $9.39 per share. In addition, the Company previously paid distributions to stockholders in the amount of $3.00 per share.

•	The Board has approved a distribution of $2.35 per share to stockholders of record as of August 24, 2016. This distribution is the first distribution made pursuant to the Plan of Dissolution. As a result of this distribution, estimated net asset value per share as of December 31, 2015 would be reduced to $6.30. Stockholders who accept the Offer will not be entitled to receive future distributions, if any.

•	The Company is continuing to implement its Plan of Dissolution. On August 26, 2016, a joint venture of which the Company is a partner, entered into a purchase and sale agreement for the sale of a multifamily, 291-unit, “Class A” garden-style three-story residential apartment building known as “Aura Grand Corners.” The Company currently anticipates that the sale will close during the fourth quarter of 2016, subject to satisfaction of customary closing conditions.

•	The Bidder states that the Offer is being made “for investment purposes and with the intention of making a profit for itself” and admits that it was “motivated to establish a price which might be acceptable” to the Company’s stockholders. Among other factors considered by the Bidder is “the discount to potential liquidation value that is acceptable to [Bidder] given the illiquidity of the Shares, and the [Bidder’s] desire to set an Offer Price that will be acceptable to some Shareholders and will also enable [Bidder] to make a profit by holding on to the Shares until the [Company] is liquidated.”

•	The Bidder acknowledges that “it did not obtain current independent valuations or appraisals of the [Company’s] assets, and that the Bidder “is not an appraiser of real estate, and did not attempt to estimate specific values for specific properties owned by the [Company].” The Board and the Company’s management believe this illustrates the lack of credibility of the Bidder’ valuation methods and the inadequacy of their Offer Price to Stockholders.

•	The Bidder has engaged a depositary for the Offer, Everest Financial, Inc., that is an affiliate of Bidder. As a result, there is no independent third party holding funds of Bidder for payment of the Offer Price that can independently verify that such funds are available for payment.

•	There is no guarantee that the Offer can or will be completed as soon as the Bidder contemplates in the Offer. The Offer does not initially expire until September 26, 2016 and this date may be extended by the Bidder, subject to compliance with applicable securities laws, in its sole discretion.

•	The Bidder expressly reserves the right to amend the terms of the Offer, including by decreasing the $7.00 per share offer price or by changing the number of shares being sought or the type of consideration, at any time before the Offer expires, subject to compliance with applicable securities laws.

•	The Offer requires each stockholder to submit to the personal jurisdiction of the State of California and to arbitrate any disputes that may arise between any stockholder and Bidder or the Depositary. For most stockholders and their counsel, the use of California law and a mandatory California arbitration would impose unfamiliar law and an inconvenient forum. Additionally, in any dispute between a stockholder and Bidder or the Depositary, the prevailing party will be entitled to recover attorney fees and costs.

After considering the factors described above, the Board recommends that the Company’s stockholders reject the Offer. In view of the number of reasons and complexity of these matters, the Board did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weight to the specific reasons considered.

Notwithstanding its recommendation, the Board notes that estimates of future liquidation values and future distributions are based upon market, economic, financial and other circumstances and conditions existing as of the date of this recommendation, and any changes in such circumstances and conditions while the Company implements the Plan of Dissolution could have a material effect on the ultimate amount of proceeds received by stockholders. In addition, although the Company anticipates making one or more cash distributions to its stockholders upon the sale of one or more of its remaining properties and upon completion of the Plan of Dissolution, there can be no assurance as to the amount or timing of such distributions, if any.

The Board believes that each stockholder must evaluate whether to tender his, her or its Shares to the Bidder pursuant to the Offer based on all the information available, including the factors considered by the Board and described above. The Board recognizes that there currently is no redemption plan or trading market for the Shares, and that the Company is pursuing an orderly plan of dissolution, the results of which are uncertain. As a result, an individual stockholder may determine whether to tender based on, among other things, his or her individual liquidity needs.

(d)	Intent to Tender

The Company’s directors and executive officers are entitled to participate in the Offer on the same basis as other stockholders. All of the Company’s directors and executive officers have advised the Company that they do not intend to tender any of their Shares in the Offer (including Shares they are deemed to beneficially own).

ITEM 5.	PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Neither the Company, nor to the knowledge of the Company any person acting on its behalf has, directly or indirectly, employed, retained or compensated, or intends to employ, retain or compensate, any person or class of persons to make solicitations or recommendations to the stockholders in connection with the Offer.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

During the 60 days immediately preceding the filing of this Schedule 14D-9, no transactions in the Shares have been effected by the Company or, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

The Company is not undertaking and is not engaged in any negotiations in response to the Offer that relate to (i) the tender offer or other acquisition of the Company’s Shares by the Company, any subsidiary of the Company or any other person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) a material change in the dividend rate or policy, or indebtedness or capitalization of the Company. There are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in this Item 7.

ITEM 8.	ADDITIONAL INFORMATION.

The information set forth in the letter to stockholders, dated August 26, 2016, a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9 contains “forward-looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbors created by Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements that do not relate strictly to historical or current facts, but reflect management’s current understandings, intentions, beliefs, plans, expectations, assumptions and/or predictions regarding the future of the Company’s business and its performance, the economy, and other future conditions and forecasts of future events, and circumstances. Forward-looking statements are typically identified by words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plans,” “continues,” “pro forma,” “may,” “will,” “seeks,” “should” and “could,” and words and terms of similar substance. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, the Company’s actual results could differ materially from those set forth in the forward-looking statements due to a variety of risks, uncertainties and other factors.

Important factors that could cause the Company’s actual results to vary materially from those expressed or implied in its forward-looking statements include, but are not limited to, any inability of the Company to sell its assets of favorable terms, if at all, and distribute proceeds to stockholders in connection with its liquidation; government regulation, economic, strategic, political and social conditions, and the following: a worsening economic environment in the U.S. or globally, including financial market fluctuations; risks associated with the multifamily sector and the geographic concentration of the Company’s properties; the impact of regulations requiring periodic valuation of the Company on a per share basis, including the uncertainties inherent in such valuations and that the amount that a stockholder would ultimately realize upon liquidation may vary significantly from those valuations; risks associated with real estate markets, including declining real estate values; risks associated with the Company’s limited capital resources, including the risk of the Company’s failure to obtain, renew or extend necessary financing or to access the debt or equity markets; the use of debt to finance the Company’s business activities, including refinancing and interest rate risk and the Company’s failure to comply with debt covenants; the Company’s inability to make necessary improvements to properties on a timely or cost-efficient basis; competition for tenants; defaults on or non-renewal of leases by tenants; failure to lease properties on favorable terms or at all; the impact of current and future environmental, zoning and other governmental regulations affecting the Company’s properties; the impact of changes in accounting rules; inaccuracies of the Company’s accounting estimates; unknown liabilities of acquired properties or liabilities caused by property managers or operators; material adverse actions or omissions by joint venture partners; consequences of the Company’s net operating losses; increases in operating costs and other expenses; uninsured losses, or losses in excess of the Company’s insurance coverage; the impact of outstanding and/or potential litigation; risks associated with the Company’s tax structuring; failure to qualify for and maintain the Company’s qualification as a real estate investment trust for federal income tax purposes; risks associated with the Company’s inability to satisfy the safe harbor rules of the Internal Revenue Code in connection with dispositions of the Company’s properties; and the Company’s inability to protect its intellectual property and the value of its brand.

For further information regarding risks and uncertainties associated with the Company’s business, and other important factors that could cause the Company’s actual results to vary materially from those expressed or implied in its forward-looking statements, please refer to the factors listed and described in the Company’s reports filed from time to time with the Securities and Exchange Commission, including, but not limited to, the Company’s quarterly reports on Form 10-Q and the Company’s annual report on Form 10-K, copies of which may be obtained from the Company’s website at CNLGrowthProperties.com.

All written and oral forward-looking statements attributable to the Company or persons acting on its behalf are qualified in their entirety by this cautionary note. Forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to, and expressly disclaims any obligation to, publicly release the results of any revisions to its forward-looking statements to reflect new information, changed assumptions, the occurrence of unanticipated subsequent events or circumstances, or changes to future operating results over time, except as otherwise required by law.

ITEM 9.	EXHIBITS.

Exhibit No.	Description

(a)(1)	Text of Letter to the Company’s Stockholders, dated August 26, 2016.*

(a)(2)	Text of E-mail to Financial Advisors.

(a)(3)	Excerpts from the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on June 17, 2016.**

*	Included in the letter mailed to the Company’s stockholders.

**	The sections of the Company’s Definitive Proxy Statement specified in Item 3 hereto are incorporated by reference to the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 16, 2015.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 26, 2016		CNL GROWTH PROPERTIES, INC. a Maryland corporation

	By:	/s/ Tammy J. Tipton
Tammy J. Tipton
Chief Financial Officer